November 9, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Borneo Resource Investments Ltd.
Amendment No. 4 to Form 10-12G
Filed October 22, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated November 6, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Amendment 4 to Form 10-12G filed by the Company with the Securities and Exchange Commission (“SEC”) on October 22, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the SEC’s comments:

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Mining Concessions, page 3

1. We note your response to comment 3 in our letter dated October 4, 2012. It continues to appear to us that the noted agreements are material to the company and its plan of operations in the future. As previously requested, please file the noted agreements as exhibits to the Form 10.

The above comment ignores the express language used in 601(b)(10) of Regulation S-K):

Is it a contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest. (Emphasis added).

All of the agreements were made in the ordinary course of business and may not be performed in whole or in part after the filing.  The comment only considers one of the requirements, is the contract material.  Nevertheless, the Company has filed with this latest amendment the Memorandum of Understanding, dated October 7, 2011, with the concession holder PT Integra Prima Coal and the Share Sale Purchase Pre-Contract Agreement, dated March 15, 2012 to acquire 75% of PT Batubaraselaruas Sapta.  The Company did not file the non-binding agreements to acquire 80% of PT Berkat Bumi or 90% of PT Berkat Banua Masanggu because those agreements expired.

IUPs for Properties, page 18

2. We note your statement that “the company may, with any available cash, perform geological tests to determine the feasibility of mining each concession.” We also note your response to prior comment 5 that the company may use any cash available to conduct geological tests regarding its Meratus concession.  Please revise to clarify your statement to indicate, if true, that the company may perform geological tests on the PT Chaya Meratus Primecoal concession.

The Company changed its disclosure to reflect that it may perform geological tests on the PT Chaya Meratus Primecoal concession instead of each concession.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

By:	/s/ Peter DiChiara
Peter DiChiara

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